The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement No. 185 (To Product Supplement No. EQUITY INDICES LIRN-1 dated February 27, 2018, Prospectus Supplement dated January 24, 2018 and Prospectus dated April 27, 2018)	Subject to Completion Preliminary Pricing Supplement dated November 30, 2018	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-221324

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	December , 2018 December , 2018 December , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index
●	1-to-1 downside exposure to decreases in the Index beyond a 25% decline, with up to 75% of your principal at risk
●	Maturity of approximately three years
●	[145% to 165%] leveraged upside exposure to increases in the Index
●	All payments occur at maturity and are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment
●	No periodic interest payments or dividends
●	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
●	Limited secondary market liquidity, with no exchange listing; intended to be held to maturity
●	The notes are unsecured obligations of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction

The notes are being issued by Wells Fargo & Company (“Wells Fargo”). The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page TS-7 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.33 and $9.53 per unit, which is less than the public offering price listed below. The range for the initial estimated value of the notes is based on the estimated value of the notes determined for us as of the date of this term sheet by Wells Fargo Securities, LLC using its proprietary pricing models. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.225	$
Proceeds, before expenses, to Wells Fargo	$ 9.775	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.175 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

December     , 2018

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Summary

The Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021 (the “notes”) are our senior unsecured debt securities. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Wells Fargo. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the EURO STOXX 50® Index (the “Index”), is greater than its Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” and “The Index” below.

The public offering price of each note of $10 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (a) the underwriting discount, (b) the projected profit that our hedge counterparty (which may be MLPF&S or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (c) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations, which we refer to as our “secondary market rates.” As discussed below, our secondary market rates are used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The initial estimated value of the notes as of the pricing date will be set forth in the final term sheet made available to investors in the notes.

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the range for the initial estimated value of the notes set forth on the cover page of this term sheet, based on its proprietary pricing models. The range for the initial estimated value reflects terms that are not yet fixed, as well as uncertainty about market conditions and other relevant factors as of the pricing date. In no event will the estimated value of the notes on the pricing date be less than the bottom of the range. Based on WFS’s proprietary pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet.

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Terms of the Notes		Redemption Amount Determination
Issuer:	Wells Fargo & Company (“Wells Fargo”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.000 per unit
Term:	Approximately three years
Market Measure:	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date.
Ending Value:	The average of the closing levels of the Market Measure on each calculation day occurring during the maturity valuation period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-19 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	75% of the Starting Value, rounded to two decimal places.
Participation Rate:	[145% to 165%]. The actual Participation Rate will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date, which will be set forth in the final pricing supplement.
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page and the hedging related charge of $0.075 per unit. See “Structuring the Notes” on page TS-15.
Joint Calculation Agents:	WFS and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), acting jointly.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

The terms and risks of the notes are contained in this term sheet and in the following:

■	Product supplement EQUITY INDICES LIRN-1 dated February 27, 2018: https://www.sec.gov/Archives/edgar/data/72971/000119312518060466/d506913d424b2.htm
■	Prospectus supplement dated January 24, 2018: https://www.sec.gov/Archives/edgar/data/72971/000119312518018256/d466041d424b2.htm
■	Prospectus dated April 27, 2018: https://www.sec.gov/Archives/edgar/data/72971/000119312518136909/d557983d424b2.htm

When you read the accompanying product supplement and prospectus supplement, note that all references in such supplements to the prospectus dated November 3, 2017, or to any sections therein, should refer instead to the accompanying prospectus dated April 27, 2018 or to the corresponding sections of such prospectus, as applicable.

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, together with this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Wells Fargo.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪     You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our assumed funding rate and fees and charges on the notes.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek 100% principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market or you are unwilling to hold the notes to maturity.

▪     You are unwilling to accept the credit risk of Wells Fargo or unwilling to obtain exposure to the Index through an investment in the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on a Threshold Value of 75% of the Starting Value and a Participation Rate of 155% (the midpoint of the Participation Rate range of [145% to 165%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.
See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 75, a hypothetical Participation Rate of 155% (the midpoint of the range for the Participation Rate), a hypothetical public offering price of $10.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Participation Rate, Ending Value, the actual price you pay for the notes and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$2.500	-75.00%
50.00	-50.00%	$7.500	-25.00%
60.00	-40.00%	$8.500	-15.00%
70.00	-30.00%	$9.500	-5.00%
75.00(2)	-25.00%	$10.000	0.00%
80.00	-20.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
100.00(3)	0.00%	$10.000	0.00%
105.00	5.00%	$10.755	7.75%
110.00	10.00%	$11.550	15.50%
120.00	20.00%	$13.100	31.00%
130.00	30.00%	$14.650	46.50%
140.00	40.00%	$16.200	62.00%
150.00	50.00%	$17.750	77.50%
160.00	60.00%	$19.300	93.00%
(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)	This is the hypothetical Threshold Value.
(3)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 75.00
Ending Value: 50.00
= $7.500 Redemption Amount per unit
Example 2
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 75.00
Ending Value: 90.00
Redemption Amount (per unit) = $10.000, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 120.00, or 120.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 120.00
= $13.000 Redemption Amount per unit

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal. As a result, even if the value of the Index has increased at certain times during the term of the notes, if the Ending Value is less than the Threshold Value, you will receive less than, and possibly lose a significant portion of, your principal amount.
▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.
▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.
▪	The notes are subject to the credit risk of Wells Fargo. The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness, and you will have no ability to pursue any securities included in the Index for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.
▪	Holders of the notes have limited rights of acceleration. Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days or certain events of bankruptcy or insolvency, whether voluntary or involuntary. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of Notes—Events of Default and Covenant Breaches” in the accompanying prospectus supplement.
▪	Holders of the notes could be at greater risk for being structurally subordinated if we convey, transfer or lease all or substantially all of our assets to one or more of our subsidiaries. Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of our subsidiaries. In that event, third-party creditors of our subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of our subsidiaries with respect to such assets. See “Description of Notes—Consolidation, Merger or Sale” in the accompanying prospectus supplement.
▪	The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S or other dealers. The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions. Based on these pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on a reference interest rate, determined by WFS as of a date near the time of calculation that generally tracks our secondary market rates. Because WFS does not continuously calculate our reference interest rate, the reference interest rate used in the calculation of the estimated value of the debt component may be higher or lower than our secondary market rates at the time of that calculation. Because the reference interest rate is generally higher than the assumed funding rate that is used to determine the economic terms of the notes, using the reference interest rate to value the debt component generally results in a lower estimated value for the debt component, which we believe more closely approximates a market valuation of the debt component than if we had used the assumed funding rate. WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including, but not limited to, Index performance; interest rates; volatility of the Index; volatility of the U.S. dollar/euro exchange rate; correlation between that exchange rate and the level of the Index; the time remaining to maturity; and dividend yields on the securities included in the Index. These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes is not an independent third-party valuation and certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from those of MLPF&S and other dealers, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by MLPF&S or other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

▪	The estimated value of the notes on the pricing date, based on WFS’s proprietary pricing models, will be less than the public offering price. The public offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

debt of this type. The costs related to selling, structuring, hedging and issuing the notes include the underwriting discount, the projected profit that our hedge counterparty (which may be MLPF&S or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than our secondary market rates. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.
▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the assumed funding rate used to determine the economic terms of the notes, and the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes a hedging related charge), as further described in “Structuring the Notes” on page TS-15. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.
▪	The initial estimated value does not represent the price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions. MLPF&S has advised us that any repurchases by them or their affiliates are expected to be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S in a secondary market transaction, the dealer may impose its own discount or commission.
▪	The notes will be not listed on any securities exchange or quotation system and a trading market is not expected to develop for the notes. None of us, MLPF&S or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in the secondary market. If a secondary market does exist, it may be limited, which may affect the price you receive upon any sale. Consequently, you should be willing to hold the notes until the maturity date.
▪	If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The following factors are expected to affect the value of the notes: value of the Index at such time; volatility of the Index; economic and other conditions generally; interest rates; dividend yields; exchange rate movements and volatility; our creditworthiness; and time to maturity.
▪	Our trading, hedging and other business activities, and those of the agents or one or more of our respective affiliates, may affect your return on the notes and their market value and create conflicts of interest with you. Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may adversely affect the level of the Index and, therefore, adversely affect the market value of and return on the notes and may create conflicts of interest with you. We, the agents, and our respective affiliates may also publish research reports on the Index or one of the companies included in the Index, which may be inconsistent with an investment in the notes and may adversely affect the level of the Index. For more information about the hedging arrangements related to the notes, see “Structuring the Notes” on page TS-15.
▪	You must rely on your own evaluation of the merits of an investment linked to the Index.
▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.
▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.
▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Index. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities included in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.
▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is MLPF&S. As joint calculation agents, we will determine any values of the Index and make any other determination necessary to calculate any payments on the notes. In making these determinations, we may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “Description of LIRNs—Market Disruption Events,” “—Adjustments to an Index,” and “—Discontinuance of an Index” in the accompanying product supplement.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

▪	The U.S. federal tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “United States Federal Income Tax Considerations” below, “Risk Factors—General Risks Relating to LIRNs—The U.S. federal tax consequences of an investment in the LIRNs are unclear” beginning on page PS-12 of product supplement EQUITY INDICES LIRN-1 and “United States Federal Tax Considerations” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1.

A “Market Measure Business Day” means a day on which:

(A)	the Eurex (or any successor) is open for trading; and
(B)	the Index or any successor thereto is calculated and published.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. That information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”), the index sponsor. The consequences of the index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” on page PS-20 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agents, or MLPF&S has independently verified the accuracy or completeness of any information with respect to the Index in connection with the notes, nor accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

In addition, information about the Index may be obtained from other sources including, but not limited to, the index sponsor’s website (including information regarding the Index’s top ten constituents and their respective weightings, sector weightings and country weights). We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Index is accurate or complete.

The EURO STOXX 50® Index (the “Index”) is calculated, maintained and published by STOXX Limited (“STOXX”), the index sponsor, a wholly owned subsidiary of Deutsche Börse AG. Publication of the Index began on February 26, 1998, based on an initial index value of 1,000 on December 31, 1991. The Index is published in The Wall Street Journal and disseminated on STOXX’s website.

The Index does not reflect the payment of dividends on the stocks underlying it and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until maturity.

Composition of the Index

The Index is composed of 50 component stocks of market sector leaders in terms of free-float market capitalization from within the EURO STOXX Supersector indexes, which includes stocks selected from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. At any given time, some eligible countries may not be represented in the Index. The component stocks have a high degree of liquidity and represent the largest companies across all supersectors as defined by the Industry Classification Benchmark.

Component Selection. The composition of the Index is reviewed by STOXX annually in September. Within each of the 19 EURO STOXX Supersector indexes, the respective index component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding EURO STOXX Total Market Index Supersector Index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All remaining stocks that are current Index components are then added to the selection list. The stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as index components. The remaining 10 stocks are then selected from the largest current stocks ranked between 41 and 60. If the number of index components is still below 50, then the largest remaining stocks on the selection list are added until the Index contains 50 stocks.

Ongoing Maintenance of Component Stocks

The component stocks of the Index are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the Index due to corporate actions (including mergers and takeovers, spin-offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

The component stocks of the Index are subject to a “fast exit” rule. A component stock is deleted if it ranks 75 or below on the monthly selection list and it ranked 75 or below on the selection list of the previous month. The highest-ranked non-component stock will replace the exiting component stock. The Index is also subject to a “fast entry” rule. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest blue-chip selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest component stock.

A deleted stock is replaced immediately to maintain the fixed number of stocks. The replacement is based on the latest monthly selection list. In the case of a merger or takeover where a component stock is involved, the original component stock is replaced by the new component stock. In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition if it lies within the higher buffer on the latest selection list. The largest qualifying spin-off stock replaces the original component stock, while the next qualifying spin-off stock replaces the lowest ranked component stock and likewise for other qualifying spin-off stocks.

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

The free float factors and outstanding number of shares for each component stock that STOXX uses to calculate the Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Certain extraordinary adjustments to the free float factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. Each component’s weight is capped at 10% of the Index’s total free float market capitalization. The free float factor reduces the component stock’s number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares).

Calculation of the Index

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	Free-float market capitalization of the Index
Divisor

The “free-float market capitalization of the Index” is equal to the sum of the products of the closing price, the number of shares, the free float factor and the weighting cap factor for each component stock as of the time the Index is being calculated. The component stocks trade in euros and thus, no currency conversion is required. The cap factor limits the weight of a component within the Index to a maximum of 10%.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1)	Special cash dividend

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution.

Adjusted price = closing price – dividend announced by the company * (1 – withholding tax, if applicable)

Divisor: decreases

(2)	Split and reverse split: Adjusted price = closing price * A/B New number of shares = old number of shares * B/A Divisor: no change

(3)	Rights offering: Adjusted price = (closing price * A + subscription price * B) / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: increases
(4)	Stock dividend: Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: no change
(5)	Stock dividend from treasury stock (if treated as extraordinary dividend): Adjusted close = close – close * B / (A + B) Divisor: decreases
(6)	Stock dividend of another company: Adjusted price = (closing price * A - price of other company * B) / A Divisor: decreases
(7)	Return of capital and share consolidation:
Adjusted price = (closing price – capital return announced by company * (1 – withholding tax)) * A / B
New number of shares = old number of shares * B / A
Divisor: decreases

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

(8)	Repurchase shares / self tender:
Adjusted price = ((price before tender * old number of shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)
New number of shares = old number of shares – number of tendered shares
Divisor: decreases
(9)	Spin-off: Adjusted price = (closing price * A - price of spin-off shares B) / A Divisor: decreases
(10)	Combination stock distribution (dividend or split) and rights offering: For this corporate action, the following additional assumptions apply:
●	Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held
●	If A is not equal to one, all the following “new number of shares” formulas need to be divided by A:
○	If rights are applicable after stock distribution (one action applicable to another):
Adjusted price = (closing price * A + subscription price * C * (1 + B / A)) /
((A + B) * (1 + C / A))
New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A
Divisor: increases
○	If stock distribution is applicable after rights (one action applicable to another):
Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))
New number of shares = old number of shares * ((A + C) * (1 + B / A))
Divisor: increases
○	Stock distribution and rights (neither action is applicable to the other):
Adjusted price = (closing price * A + subscription price * C) / (A + B + C)
New number of shares = old number of shares * (A + B + C) / A
Divisor: increases
(11)	Addition / deletion of a company: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.
(12)	Free Float and shares changes: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

Leveraged Index Return Notes®	TS-12

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through November 27, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 27, 2018, the closing level of the Index was 3,166.42.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

License Agreement

STOXX Limited (“STOXX”) and its licensors (the “Licensors”) have no relationship to Wells Fargo & Company, other than the licensing of the Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not: (i) Sponsor, endorse, sell or promote the notes; (ii) recommend that any person invest in the notes; (iii) have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes; (iv) have any responsibility or liability for the administration, management or marketing of the notes; (v) Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically, STOXX and its Licensors do not make any warranty, express or implied, and disclaim any and all warranty about: the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability and the fitness for a particular purpose or use of the Index and its data.

STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between Wells Fargo & Company and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S has informed us of the information in the following paragraph. The current business of MLPF&S is being reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S will be assigning its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date. MLPF&S will in turn purchase the notes from BofAMLS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us that it or its affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has informed us that at MLPF&S’s discretion, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

MLPF&S has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Wells Fargo or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
●	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and
●	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Leveraged Index Return Notes®	TS-14

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. Because of the higher issuance, operational and ongoing management costs of market-linked notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences, the assumed funding rate we use in pricing market-linked notes is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations. This relatively lower assumed funding rate, which is reflected in the economic terms of the notes, along with other costs relating to selling, structuring, hedging and issuing the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that we, the agents, and our respective affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES LIRN-1.

MLPF&S Reorganization

MLPF&S has informed us of the information in the following paragraph. As discussed above under “Supplement to the Plan of Distribution”, the current business of MLPF&S is being reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as joint calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this term sheet as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

Leveraged Index Return Notes®	TS-15

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index, due December , 2021

United States Federal Income Tax Considerations

You should read carefully the discussion under “United States Federal Tax Considerations” in the accompanying product supplement and “Selected Risk Considerations” in this term sheet.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a note should be treated as a prepaid derivative contract that is an “open transaction” for U.S. federal income tax purposes. By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

●	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.
●	Upon a sale or exchange of a note (including retirement at maturity), you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

Subject to the discussion below, if you are a non-U.S. holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect.

Possible Withholding Under Section 871(m) of the Code. Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to U.S. equities (“U.S. underlying equities”) or indices that include U.S. underlying equities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. underlying equities, as determined based on tests set forth in the applicable Treasury regulations (a “specified equity-linked instrument” or “specified ELI”). However, the regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2021 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. underlying equity and, therefore, should not be specified ELIs subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances. For example, if you enter into other transactions relating to a U.S. underlying equity, you could be subject to withholding tax or income tax liability under Section 871(m) even if the notes are not specified ELIs subject to Section 871(m) as a general matter. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

This information is indicative and will be updated in the final pricing supplement or may otherwise be updated by us in writing from time to time. Non-U.S. holders should be warned that Section 871(m) may apply to the notes based on circumstances as of the pricing date for the notes and, therefore, it is possible that the notes will be subject to withholding tax under Section 871(m).

In the event withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Leveraged Index Return Notes®	TS-16

Annex

Leveraged Index Return Notes® (LIRNs®)

	LIRNs® Linked to the EURO STOXX 50® Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Wells Fargo & Company (“Wells Fargo”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity

●  [145% to 165%] leveraged upside exposure to increases in the Market Measure

●  1-to-1 downside exposure to decreases in the Market Measure beyond a 25.00% decline, with up to 75.00% of your principal at risk

Participation Rate	[145% to 165%], to be determined on the pricing date.
Threshold Value	75% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●	Depending on the performance of the Market Measure as measured from the closing level of the Market Measure on the pricing date to the average of the closing levels of the Market Measure on five scheduled calculation days occurring shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●	Your investment return may be less than a comparable investment directly in the stocks included in the Index.
●	All payments on the securities are subject to the credit risk of Wells Fargo; if Wells Fargo defaults on its obligations, you could lose some or all of your investment.
●	Holders have limited rights of acceleration and could be at greater risk for being structurally subordinated.
●	The initial estimated value of the notes as of the pricing date will be less than the public offering price as the public offering price includes certain costs that are borne by you, including an underwriting discount and a hedging related charge; the estimated value of the notes is determined by the issuer’s affiliate’s pricing models, which may differ from those of MLPF&S or other dealers; and the initial estimated value does not represent the price at which the issuer, MLPF&S or any of their respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
●	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests.
●	While the issuer, MLPF&S or their respective affiliates may from time to time own securities of companies included in the Market Measure, the issuer, MLPF&S and their respective affiliates do not control any company included in the Market Measure, and have not verified any disclosure made by any company.
●	Your return on the notes and the value of the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Market Measure. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities included in the Market Measure during the term of your notes, although the value of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks, tax disclosure and more information about the initial estimated value.